APPENDIX B

Proposed text of the second paragraph of Article IV of our Restated Articles of
Incorporation:

"The Corporation shall also have the authority to issue Ten Million (10,000,000) shares of preferred stock (the "Preferred Stock"), with a par value of $0.001 per share. The Board of Directors is hereby authorized, as it may determine, to issue such number of the authorized shares of Preferred Stock at any time and from time to time, in one or more series, and to fix or alter the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, of such shares of Preferred Stock, including without limitation of the generality of the foregoing, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and liquidation preferences of any wholly unissued series of preferred shares and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In case the number of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."